File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2008

(Filed April 17, 2008)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated April 17, 2008

SHAREHOLDERS' NOTICE

PAYMENT OF DIVIDENDS

By resolution adopted by the Ordinary General Shareholders Meeting of Vitro, S.A.B. de C.V. held on the 17th day of April of 2008, the shareholders are informed that the payment of a cash dividend in an amount of Ps. $0.40 MexCY (forty cents) per share shall be paid in exchange of the coupon number 67 attached to each of the outstanding, ordinary, nominal, fully paid and no par value VITRO Series "A" Classes I and II shares identified as issuance March 1999 for Class I and September 2006 for Class II.

The dividend shall be paid as from May 12, 2008 through the S.D. Indeval Institucion para el Deposito de Valores, S.A. de C.V to the shares deposited in such institution. The shareholders that materially held their shares certificates should assist to the offices of the Company located at Avenida Roble 660, Colonia Valle del Campestre in San Pedro, Garza Garcia, Nuevo Leon in regular business days, from 9:00 to 12:30 hours and show their shares certificates with the coupon number 67 attached thereto.

The dividend shall be paid from the "Net Profit Account" (Cuenta de Utilidad Fiscal Neta) therefore no withholding tax will be applied pursuant to the current provisions of the Mexican Tax Law.

San Pedro, Garza Garcia, Nuevo Leon, on the 17th day of April of 2008.

____________________________________________

ALEJANDRO FRANCISCO SANCHEZ MUJICA

Secretary of the Board of Directors

Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that offer excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. Also, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life for our employees as well as the communities in which we do business by generating employment and economic prosperity thanks to our permanent focus on quality and continuous improvement as well as consistent efforts to promote sustainable development. Our World Headquarters are located in Monterrey, Mexico where Vitro was founded in 1909 and now embarks major facilities and a broad distribution network in nine countries in the Americas and Europe. For more information, you can access Vitro's Website at: http://www.vitro.com

For more information, please contact:

Media Albert Chico Smith Roberto Riva Palacio Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com	Investor Relations Adrian Meouchi/Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. Agency Susan Borinelli / Kay Breakstone Breakstone Group (646) 330-5907 sborinelli@breakstone-group.com kbreakstone@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: April 17, 2008